Exhibit 21.1

LIST OF SUBSIDIARIES

Wholly-owned Subsidiaries of the Company:

Scienture, LLC, a Delaware limited liability company (formerly, Scienture, Inc., a Delaware corporation)

Softell Inc. (f/k/a Trxade Inc.), a Florida corporation

BONUM HEALTH, INC., a Delaware non-stock corporation

Bonum Health, LLC, a Delaware limited liability company

Indirect Ownership:

Softell Inc. owns 100% of the capital shares of INTEGRA PHARMA SOLUTIONS, LLC, a Florida limited liability company